SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)

TransTechnology Corporation
(formerly Space Ordnance Systems, Inc.)
(Name of Issuer)

Common Stock

893889 10 5
(CUSIP Number)

John H. Grover
c/o Research Industries Incorporated
123 North Pitt Street
Alexandria, Virginia 22314
703-548-3667
(Name, Address and Telephone Number of person Authorized to Receive Notices and
Communications)

May 6, 2002 (as to Dr. Arch C. Scurlock and Research Industries Incorporated)

(Date of Event which Requires Filing of this Joint Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box      .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 pages

SCHEDULE 13D

CUSIP No. 893889 10 5

(1)	Names of Reporting Persons S.S. or I. R. S.
Identification Nos. of Above Persons

Research Industries Incorporated, I. R. S. Number 54-0836818
Dr. Arch C. Scurlock, S. S. Number ###-##-####

(2)	Check the Appropriate Box if a Member of a Group:
(a) ____________
(b) ____________

Not applicable; this is a joint filing pursuant to Rule 13d-1 (f) (1)

(3)	SEC Use Only. ______________________________________

(4)	Source of Funds.

Not applicable.

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)

Not applicable.

(6)	Citizenship or Place of Organization.

Research Industries Incorporated –Virginia
Dr. Arch C. Scurlock – U. S. A.

Number of shares	(7) Sole Voting Power 614,800 (Research Industries Incorporated)
Beneficially Owned by	(8) Shared Voting Power 0
Each reporting Person with	(9) Sole Dispositive Power 615,840 (Dr. Arch C. Scurlock)
(10) Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person.

614,800 Research Industries Incorporated
615,840 Dr. Arch C. Scurlock

Page 2 of 6 pages

(12)		Check if the Aggregate Amount in Row (11) Excludes certain shares.
Not applicable.

(13)		Percent of Class Represented by Amount in Row 11.
Research Industries 9.9% Dr. Arch C. Scurlock 9.9%

	(14)	Type of Reporting Person.

Research Industries Incorporated – CO, IV (Private; not registered under the Investment Company Act of 1940) Scurlock – IN

This statement is the fourth amendment to a statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of Research Industries Incorporated and Dr. Arch C. Scurlock in connection with their ownership of shares of common stock of TransTechnology Corporation.

Item 1.	Security and Issuer.

     This statement is filed in relation to the common stock of TransTechnology Corporation. The address of the principal executive offices of the corporation is 150 Allen Road, Liberty Corner, New Jersey 07938.

Item 2.	Identity and Background.
Research Industries Incorporated
Organized in Virginia
Principal Business: Financial Investment Company
123 N. Pitt Street
Alexandria, Virginia 22314

Page 3 of 6 pages

     (a-c) Principal occupation and employment of executive officers and directors of Research Industries Incorporated.

Name:	Dr. Arch C. Scurlock
Title:	President and Director
Business Address: 123 N. Pitt Street, Alexandria, VA 22314

Name:	John H. Grover
Title:	Executive Vice President, Treasurer and Director
Business Address: 123 N. Pitt Street, Alexandria, VA 22314

Name:	Arch C. Scurlock, Jr.
Title:	Vice President, Assistant Secretary and Director
Business Address:123 N. Pitt Street, Alexandria, VA 22314

Name:	Henry St. John FitzGerald
Title:	Secretary and Director
Principal Business: Attorney
Business Address: 2200 Wilson Blvd., Arlington, VA 22201

Name:	Mary Christine Adamson
Title:	Director
Principal Business: Attorney
Business Address: 10575 NW Skyline Blvd., Portland, OR 97231-2616

     (d)  During the last five years, neither Research Industries Incorporated nor Dr. Scurlock, nor, to the best of their knowledge, Mr. Grover, Mr. Scurlock, Jr., Mr. FitzGerald or Ms. Adamson, has been convicted of a criminal proceeding.

     (e)  During the last five years, neither Research Industries nor Dr. Scurlock, nor, to the best of their knowledge, Mr. Grover, Mr. Scurlock, Jr., Mr. FitzGerald or Ms. Adamson, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Dr. Scurlock, Mr. Grover, Mr. Scurlock, Jr., Mr. FitzGerald and Ms. Adamson are each a US citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Page 4 of 6 pages

Item 4.	Purpose of Transaction.

     The purpose of the transaction was to change the investment in TransTechnology. Research Industries Incorporated and Dr. Arch C. Scurlock maintain no control over the issuer or any of its officers or directors. From time to time they may seek to acquire or dispose of shares of Common Stock. Neither Research Industries Incorporated nor Dr. Arch C. Scurlock has any plans or intentions which would result in or relate to any of the actions described in clauses (a) through (j) of item 4 of Schedule 13D instructions.

Item 5.	Interest in Securities of the Issuer.

(a)	Research Industries is the beneficial owner of 614,800 shares of TransTechnology Corporation common stock, which represents 9.9 percent of that class of securities based on the number of shares thereof issued and outstanding as of June 1, 2001. Dr. Scurlock owns 94 percent of the issued and outstanding shares of Research Industries. As a result, he may be deemed to be the indirect beneficial owner of the stock owned by Research Industries. Dr. Scurlock also owns 1,040 shares of TransTechnology Corporation common stock individually. Mr. Arch C. Scurlock, Jr. owns 4,200 shares. To the best of the knowledge of Research Industries and Dr. Scurlock, Mr. FitzGerald , Mr. Grover and Ms. Adamson do not own any shares directly or indirectly. Mr. Grover owns 5 percent of the issued and outstanding shares of Research Industries Incorporated.

(b)	Research Industries and Dr. Scurlock may each be considered to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 614,800 shares of common stock.

(c)	Stock transactions effected during the past sixty (60) days by the persons and entities named in paragraph 5(a) above are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Other than the officer, director, and shareholder relationships described in Item 2 above, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of TransTechnology Corporation

Page 5 of 6 pages

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Agreement between Research Industries and Dr. Scurlock relating to the filing of joint statements as required by Rule 13d-1 (f)

Exhibit B – Schedule of stock transactions.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

RESEARCH INDUSTRIES INCORPORATED

Dated:	May 13, 2002	By:

Arch C. Scurlock, President

Dated:	May 13, 2002	Arch C. Scurlock

Page 6 of 6 pages